THIS AGREEMENT is made the 22nd day of November 2003

BETWEEN:

(1) 3DM WORLDWIDE PLC of Keble House South Leigh Witney Oxfordshire OX29 6UR ("3DM"), and

(2) Longborough Capital plc of 1 des Roches Square Witney Oxfordshire OX28 6 BE ("LBC") and

(3) GLOBAL TECH INTERNATIONAL INC of 100 West Big Beaver Suite 200 Troy Michigan 48084 USA ("Global")

WHEREAS:

1.

3DM Technologies Inc ("30M Tech") is a wholly owned subsidiary of 3DM and is the owner of certain intellectual property rights (including a USA patent application) relating to the moulding into a composite wheel of certain tyre sensor technology ("the Rights")

2.

3DM is the holder of certain rights relating to the tyre sensor technology developed by Transence Technologies plc ("the Transence Licence") which it has already agreed to sub licence to Global

3.

Longborough Capital plc has agreed to take a licence from 3DM of the said Rights But has requested 3DM to grant such Licence to its subsidiary Global

4.

3DM now wishes to grant a Licence of the Rights to Global upon the terms hereinafter appearing and will procure that 3DM Tech does all such things necessary to give full effect to this agreement

WHEREBY IT IS AGREED AS FOLLOWS:-

A.

In consideration of the sum of £150,000 agreed to be paid by Global and at the request of LBC which guarantees Global's obligations hereunder, 3DM hereby grants to Global an exclusive Licence ("the Licence") of the Rights for the North American Free Trade Area (here meaning the United States of America, Canada and Mexico and called hereafter "the Territory") for the term of ten years from the date hereof

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("the Term") provided that Global can renew this initial Term for a further term of ten years (subject Global not being in material breach of the terms of the Licence on the renewal date and to the Rights still being available)

B.

This Licence shall be exclusive to Global in the Territory and personal to Global save that Global may grant sub licences of the Rights with the approval of 3D0M (such approval not to be unreasonably with held)

C.

Global shall pay a royalty to 3DM equal to 115% of the royalty payable under the terms of Transense Licence and the terms of the Transence Licence will apply hereto mutatis mutandis as if incorporated herein in full and referring to the Rights rather than the Transence technology save that Global shall indemnify 3DM on demand against all the costs of prosecuting and maintaining the Rights but only insofar as the same relate to the Territory

D.

Without prejudice to the foregoing Global hereby confirms that any intellectual property generated as a result of the grant or exercise of this Licence shall belong to 3DM and Global will do all things necessary to ensure that such intellectual property is vested accordingly

E.

LBC hereby guarantees the performance of Global under the terms hereof and agrees to indemnify 3DM against any loss or damage arising hereunder

F.

The Law of England shall apply to this Agreement and the parties shall submit

G.

to the jurisdiction of the English courts

EXECUTED the day and year first before written

EXECUTED as a Deed by

)

3DM WORLDWIDE PLC

)

by the hands of:-

)

Director

/s/ Ken Brooks

Secretary

/s/ Christopher Livingston-Campbell

EXECUTED as a Deed by

)

GLOBAL TECH INTERNATIONAL INC )

/s/ Mario DiNello

by the hands of:-

)

President